

Mail Stop 4631

January 17, 2017

Mr. John N. Hatsopoulos
Co-Chief Executive Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re: Tecogen Inc.**
> **Registration Statement on Form S-4**
> **Filed December 21, 2016**
> **File No. 333-215231**

Dear Mr. Hatsopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The tax consequences of the transaction appear to be material under Item 601(b)(8) of Regulation S-K. In this regard, we note that you intend for the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Please provide a tax opinion supporting your conclusion that the merger will be tax free. Please refer to Staff Legal Bulletin No. 19, which is available on our website.

Stock Ownership of Directors and Executive Officers of Tecogen, page 6
Stock Ownership of Directors and Executive Officers of ADGE, page 6

2. The disclosure in these sections does not seem to reconcile with the disclosure on page 39. Please revise. In addition, please include the stock ownership of Tecogen after the merger by directors, officers, and affiliates.

Interests of Tecogen's Directors and Executive Officers in the Merger, page 6
Interests of ADGE's Directors and Executive Officers in the Merger, page 6

3.    Please disclose all material interests of directors, executive officers, and affiliates and quantify the interests of directors, executive officers, and affiliates in the summary. Please also revise pages 26 and 38 as appropriate.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 10

4.    We note that the amounts presented under pro forma condensed combined balance sheet data as of September 30, 2016 on page 10 do not agree to corresponding amounts in the pro forma condensed combined balance sheet on page 13. Please clarify or revise as appropriate.

Unaudited Pro Forma Condensed Combined Financial Information, page 11
Note 2. Basis of Pro Forma Presentation, page 16

5.    In the fourth paragraph, you state that the pro forma financial statements are "based upon an estimated preliminary consideration of approximately $19.5 million". However, notes 3 and 4 appear to estimate the preliminary consideration as $17.9 million. Please clarify or revise as appropriate.

Note 4. Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed, page 18

6.    Since the acquisition will result in a considerable amount of goodwill relative to the purchase price, please provide a qualitative description of the factors that make up the goodwill to be recognized similar to the disclosures required by ASC 805-30-50-1(a). Please also expand your disclosures to more fully explain how the purchase price was determined. In this regard, we note the significant losses incurred by ADGE and the magnitude of unfavorable contracts.

Note 5. Adjustments to the Pro Forma Balance Sheet, page 18
Note 6. Adjustments to the Pro Forma Income Statements, page 20

7.    Refer to footnote 5(b). Please more fully explain and disclose how you determined that the carrying value of ADGE's inventory will be required to be written-down over 40% to record it at fair value. Please also more fully explain and disclose how and why ADGE determined the carrying value of inventory in its historical statements was not impaired at September 30, 2016.

8.    Refer to footnote 5(c). Please more fully explain and disclose how you determined that the carrying value of ADGE's property, plant and equipment will be required to be written-down approximately 8% to record it at fair value. Please also more fully explain

and disclose how and why ADGE determined the carrying value of property, plant and equipment in its historical statements was not impaired at September 30, 2016.

9.      Refer to footnote 5(d).  Please more fully explain and disclose how you determined the fair value of the liability related to ADGE's guarantee of certain outstanding obligations of former subsidiaries and quantify the total amount of the all the obligations that are guaranteed.  Please also disclose the specific nature of the estimated merger-related costs of $500,000.

10.     Refer to footnotes 5(e) and 6(b).  Please expand your disclosures to describe the events and circumstances that resulted in ADGE's contractual arrangements having unfavorable terms for most contracts, including the current terms of the contracts.  Please also expand your disclosures to explain how you determined the fair value of the unfavorable contracts, including the significant assumptions you used.

11.     Refer to footnote 5(h).  Please more fully explain and disclose how you determined the fair value of the non-controlling interest at September 30, 2016.

12.     Refer to footnote 6(b).  Based on the amount of the fair value adjustment to net property, please clarify how the related decreases in depreciation expense were determined.

Note 8. Exchange Transactions, page 21

13.     Please more fully disclose how you calculated the amounts of historical interest expense associated with the convertible indebtedness that you eliminated from the pro forma statements of operations for each period presented.

Comparative Tecogen and ADGE Market Price and Distribution Information, page 23
ADGE Recent Closing Prices, page 24

14.     Please present the per share market value of ADGE's securities on an equivalent per share basis as required by Item 3(g) of Form S-4.

The Merger, page 36
Background of the Merger, page 36
General

15.     Please revise the discussion in this section to describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting.

16.     Please revise to disclose the members of the original special committees, how the members were selected and the committee's duties. Please elaborate on the reasons the original special committee disbanded.

Additional Considerations, page 39

17. Please revise to quantify here the anticipated synergies and cost savings expected to be realized from the merger that the Tecogen board of directors considered.

Where you can find more information; Incorporation by reference, page 67

18. We note you have incorporated by reference Exchange Act reports for both Tecogen and ADGE; please provide your analysis as to how you determined your eligibility for incorporation by reference. In addition, we note that you have not incorporated the quarterly reports for the first two quarters of 2016, as required by Item 11(a)(2) of Form S-4. Please revise or provide your analysis as to how you concluded these reports were not required.

Exhibit 23.4; Opinion of Scarsdale Equities LLC

19. Please revise the second to last paragraph to provide consent to the use and description of the opinion in the S-4.

Exhibit 23.5: Opinion of Cassel Salpeter & Co., LLC

20. Please revise to remove the limitation on who may use and rely upon your opinion. In addition, please include your consent to the opinion's use and description in the S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction